As filed with the Securities and Exchange            Registration No. 333-13835
Commission on November 1, 1996


================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                 Pre-Effective
                                Amendment No. 1
                                       to


                                    FORM S-3
                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                                   ----------
                           AAMES FINANCIAL CORPORATION
             (Exact name of Registrant as specified in its charter)

                        DELAWARE                             95-4340340
             (State or other jurisdiction of             (I.R.S. Employer
             incorporation or organization)              Identification No.)

                      3731 WILSHIRE BOULEVARD, 10TH FLOOR,
                  LOS ANGELES, CALIFORNIA 90010 (213) 351-6100
               (Address, including ZIP code, and telephone number,
        including area code, of Registrant's principal executive offices)

                             BARBARA S. POLSKY, ESQ.
                           AAMES FINANCIAL CORPORATION
                       3731 WILSHIRE BOULEVARD, 10TH FLOOR
                          LOS ANGELES, CALIFORNIA 90010
                                 (213) 351-6100
                     (Name, address, including ZIP code, and
                        telephone number, including area
                           code, of agent for service)

                             ----------------------
                                   Copies to:

        C.N. FRANKLIN REDDICK III, ESQ.           JACK M. COSTELLO, JR., ESQ.
     TROOP MEISINGER STEUBER & PASICH, LLP             BROWN & WOOD, LLP
           10940 WILSHIRE BOULEVARD                  ONE WORLD TRADE CENTER
         LOS ANGELES, CALIFORNIA 90024                     58TH FLOOR
                (310) 824-7000                     NEW YORK, NEW YORK  10048
                                                        (212) 839-5300

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement. If the only securities on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]



     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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


                                   PROSPECTUS

                           AAMES FINANCIAL CORPORATION

                         813,029 SHARES OF COMMON STOCK
                          (par value $0.001 per share)


         This Prospectus relates to the public offering by the Selling Stockholders (see "Selling Stockholders") of up to 813,029 shares of the Common Stock, par value $0.001 per share (the "Common Stock") of Aames Financial Corporation, a Delaware corporation (the "Company"). The Common Stock offered by the Selling Stockholders was acquired by the Selling Stockholders in connection with the merger of a wholly owned subsidiary of the Company with and into One Stop Mortgage, Inc., a Wyoming corporation ("One Stop"). See "Selling Stockholders." The Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "AAM." The last reported sales price of the Common Stock on the NYSE on October 30, 1996 was $41.50 per share. See "Description of Capital Stock."


         The Company will not receive any proceeds from this offering. The aggregate proceeds to the Selling Stockholders from the sale of the Common Stock will be the offering price of the Common Stock sold, less applicable agents' commissions and underwriters' discounts, if any. The Company will pay all expenses incident to the preparation and filing of a registration statement for the Common Stock under federal securities laws. The Selling Stockholders or certain other persons may sell the Common Stock from time to time on terms to be determined at the time of sale, either directly or through agents designated from time to time or dealers or underwriters designated from time to time. To the extent required, the number of shares of the Common Stock to be sold, the offering price thereof, the name of each Selling Stockholder and each agent, dealer and underwriter, if any, and any other required information with respect to a particular offering will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution."

                                ---------------

         SEE "RISK FACTORS" BEGINNING ON PAGE 4 HEREOF FOR A DISCUSSION OF CERTAIN INFORMATION THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES.

                                ---------------

         THE SHARES OF THE COMMON STOCK HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION REVIEWED OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------



                The date of this Prospectus is November 1, 1996

                              AVAILABLE INFORMATION

         The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement) under the Securities Act of 1933 (the "Securities Act") with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement, and the exhibits and schedules thereto which may be obtained from the Commission's principal office in Washington, D.C., upon payment of the fees prescribed by the Commission. Statements contained in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

         The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). For further information with respect to the Company, reference is hereby made to such reports and other information which can be inspected and copied at the public reference facilities maintained by the Commission at Room 1025, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may also be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which exchange the Company's Common Stock is listed.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference into this
Prospectus:

         (1) the Company's Report on Form 10-K for the fiscal year ended June 30, 1996; and

         (2) the Company's Current Reports on Form 8-K dated July 10, 1996, August 7, 1996, August 13, 1996, September 12, 1996 (including the Report on Form 8-K/A dated September 16, 1996) and September 26, 1996.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the securities covered by this Prospectus shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such documents. Any statement contained herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the oral or written request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are expressly incorporated by reference into such documents). Written requests for such copies should be directed to the Company's Secretary at 3731 Wilshire Boulevard, 10th Floor, Los Angeles, California 90010, or made by telephone at
(213) 351-6100.


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
                                   THE COMPANY

         Aames Financial Corporation (the "Company"), founded in 1954, is a consumer finance company engaged in the business of originating, purchasing, selling and servicing home equity mortgage loans secured by single family residences. The Company's principal market is credit-impaired borrowers who have significant equity in their homes but whose borrowing needs are not being met by traditional financial institutions due to credit exceptions or other factors. The Company focuses its efforts on collateral lending and believes that it originates and purchases a greater proportion of lower credit grade loans ("C-" and "D" loans) than most other lenders to credit-impaired borrowers. These lower credit grade loans are characterized by lower combined loan-to-value ratios and higher average interest rates than higher credit grade loans ("A-," "B" and "C" loans). The Company believes lower credit-quality borrowers represent an underserved niche of the home equity loan market and present an opportunity to earn a superior return for the risks assumed. Although the Company has historically experienced delinquency rates that are higher than those prevailing in its industry, management believes the Company's historical loan losses are generally lower than those experienced by most other lenders to credit-impaired borrowers because of the lower combined loan-to-value ratios on the Company's lower credit grade loans. The mortgage loans originated and purchased by the Company are generally used by borrowers to consolidate indebtedness or to finance other consumer needs rather than to purchase homes. Consequently, the Company believes that it is not as dependent as traditional mortgage bankers on levels of home sales or refinancing activity prevailing in its markets.

         The Company originates and purchases loans through three production channels. The Company has historically originated its loans through its retail loan office network. In 1994, the Company diversified its production channels to include a wholesale correspondent program which consisted initially of purchasing loans from other mortgage bankers and financial institutions underwritten in accordance with the Company's guidelines. In fiscal 1996, this program was expanded to include the purchase of loans in bulk from other mortgage bankers and financial institutions. On August 28, 1996, the Company acquired One Stop Mortgage, Inc. ("One Stop"), which further diversified the Company's production channels to include the origination and purchase of mortgage loans from a network of independent mortgage brokers. While the Company intends to continue focusing on its traditional niche in the "C-" and "D" credit grade loans, the Company also intends to continue to diversify the loans it originates and purchases through its three production channels to include more "A-," "B" and "C" credit grade loans. The Company underwrites every loan it originates and re-underwrites and reviews appraisals on all loans it purchases.

         Substantially all of the mortgage loans originated and purchased by the Company are sold in the secondary market through public securitizations in order to enhance profitability, maximize liquidity and reduce the Company's exposure to fluctuations in interest rates. In a securitization, the Company recognizes a gain on the sale of loans securitized upon the closing of the securitization, but does not receive the excess servicing, which is payable over the actual life of the loans securitized. The excess servicing represents, over the estimated life of the loans, the excess of the weighted average interest rate on the pool of loans sold over the sum of the investor pass-through rate, normal servicing fee and the monoline insurance fee. The net present value of that excess (determined based on certain prepayment and loss assumptions) less transaction expenses is recorded as excess servicing gain or loss at the time of the closing of the securitization. The Company securitized and sold in the secondary market $107 million, $317 million and $791 million of loans during fiscal 1994, 1995 and 1996, respectively. Each of the Company's securitizations has been credit-enhanced by insurance provided by a monoline insurance company to receive ratings of "Aaa" by Moody's Investors Service and "AAA" from Standard & Poor's.

         The Company retains the servicing rights (collecting loan payments and handling borrower defaults) to substantially all of the loans it originates or purchases. At June 30, 1996, the Company had a servicing portfolio of $1.25 billion, 27% of which was serviced by subservicers. In fiscal 1996, the Company serviced directly all loans in its servicing portfolio which were secured by mortgaged properties located in Arizona, California, Colorado, Nevada, Oregon, Utah and Washington. Loans secured by properties located in other states were serviced through one or more subservicers which were paid a fee per loan and a participation in certain other fees paid by the borrowers. The Company will implement in fiscal 1997 a new servicing system which will provide the Company


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
the capability to service in-house all loans originated or purchased by it regardless of the state in which the mortgaged property is located.

     The Company is a Delaware corporation with the principal executive offices located at 3731 Wilshire Boulevard, 10th floor, Los Angeles, California 90010, telephone number (213) 351-6100.

                                  RISK FACTORS

     This Report contains certain forward looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below.

NEGATIVE CASH FLOWS AND CAPITAL NEEDS

     In a securitization, the Company recognizes a gain on sale of the loans securitized upon the closing of the securitization, but does not receive the cash representing such gain until it receives the excess servicing, which in general is payable over the actual life of the loans securitized. The Company incurs significant expense in connection with a securitization and incurs both current and deferred tax liabilities as a result of the gain on sale. Net cash used in operating activities for fiscal 1994, 1995 and 1996 was $13.9 million, $43.4 million and $122 million, respectively. Therefore, the Company requires continued access to short- and long-term external sources of cash to fund its operations. The Company expects to continue to operate on a negative cash flow basis as the volume of the Company's loan purchases and originations increases and its securitization program grows. The Company's primary cash requirements include the funding of: (i) mortgage loan originations and purchases pending their securitization and sale; (ii) fees and expenses incurred in connection with the securitization of loans; (iii) reserve account or overcollateralization requirements in connection with the securitization and sale of the loans; (iv) tax payments due on recognition of excess servicing gain; (v) ongoing administrative and other operating expenses; and (vi) interest and principal payments under the Company's warehouse credit facilities and other existing indebtedness.

     The Company's primary sources of liquidity in the future are expected to be existing cash, fundings under its warehouse and other credit facilities, sales of mortgage loans through securitization, and further issuances of debt or equity.

     The Company's primary sources of liquidity as described in the paragraph above are expected to be sufficient to fund the Company's liquidity requirements through at least the next 12 months if the Company's future operations are consistent with management's current growth expectations. However, because the Company expects to continue to operate on a negative cash flow basis for the foreseeable future, it anticipates that it will need to effect debt or equity financings regularly. The type, timing and terms of financing selected by the Company will be dependent upon the Company's cash needs, the availability of other financing sources and the prevailing conditions in the financial markets. There can be no assurance that any such sources will be available to the Company at any given time or as to the favorableness of the terms on which such sources may be available.

     As a result of the limitations describe above, the Company may be restricted in the amount and type of future debt it may issue.

DELINQUENCIES; NEGATIVE IMPACT ON CASH FLOW; RIGHT TO TERMINATE NORMAL SERVICING

     A substantial majority of the Company's servicing portfolio consists of loans securitized by the Company and sold to REMIC trusts. Generally, the form of pooling and servicing agreement entered into in connection with these securitizations contains specified limits on the 90-day delinquency rate (including properties acquired upon foreclosure and not sold) prevailing on the loans included in each REMIC trust. If, at any measuring date, the 90-day delinquency rate with respect to any REMIC trust were to exceed the specified limit applicable to such trust, provisions of the pooling and servicing agreements permit the monoline insurance company to terminate the

Company's servicing rights to the pool as more fully described below. In addition, high delinquency rates have a negative impact on cash flow.

     At June 30, 1996, four of the Company's REMIC trusts (representing 23% of the dollar volume of the Company's servicing portfolio) exceeded the applicable 90-day delinquency standard. These four trusts were formed in the last quarter of calendar 1994 and each of the first three quarters of calendar 1995. At June 30, 1996, the 90-day delinquency rate on these four trusts ranged from 13.5% to 22.4%. The Company believes that the high delinquency rates it has experienced are primarily due to the higher proportion of lower credit grade loans ("C-" and "D" loans) originated and purchased by it compared to most other lenders to credit-impaired borrowers (which generally have a greater focus on A- through C loans). However, the Company believes its historical loan losses have been below those experienced by most other lenders to credit-impaired borrowers as a result of the higher initial combined loan-to-value ratios which it requires on its lower credit grade loans. At June 30, 1996, the weighted average initial combined loan-to-value ratio on loans in the four REMIC trusts was 64%.

     The Company has recently implemented a variety of measures designed to reduce delinquency rates on loans included in REMIC trusts to be formed by the Company in future periods, including the implementation of new procedures designed to shorten the time required to transfer servicing on loans purchased through the Company's wholesale correspondent program and the elimination of its loan program which has experienced the highest delinquency rates. In addition, as a result of the expansion of the Company's loan production capacity, including the acquisition of One Stop, the proportion of higher credit grade loans originated or purchased by the Company is increasing. The Company expects that the combined effect of these developments will have a positive impact on 90-day delinquency rates experienced in REMIC trusts formed by the Company in future periods, although average combined loan-to-value ratios are likely to increase. However, there can be no assurance that delinquency rates will in fact be positively impacted. Further, delinquency rates and losses on the Company's existing REMIC trusts and future REMIC trusts could increase. Although the REMIC trusts formed by the Company after September 1995 and prior to June 30, 1996 had delinquency rates at June 30, 1996 within expectations and below the applicable 90-day delinquency standard (which were raised to 13% with respect to the June 1996 REMIC trust and to 17% with respect to the September 1996 REMIC trust), the loans included in these latter four trusts were originated or purchased prior to these developments and have been outstanding for a relatively short period of time and there can be no assurance that delinquency rates on these trusts will not increase in future periods.

     Under the form of pooling and servicing agreement entered into in connection with the Company's securitizations, the monoline insurance company insuring the senior interests in the related REMIC trust may terminate the Company's normal servicing rights if the 90-day delinquency rate exceeds the applicable specified limit. Although the monoline insurance company has the right to terminate servicing with respect to the four REMIC trusts referred to above, no servicing rights have been terminated. There can be no assurance that the Company's servicing rights with respect to the mortgage loans in such trusts, or any other trust which exceeds the specified limits in future periods, will not be terminated. The monoline insurance company has other rights to terminate servicing if the Company were to breach its obligations under the agreement, losses on foreclosure were to exceed specified limits, the insurance company were required to make payments under its policy or certain bankruptcy or insolvency events were to occur. None of these events has occurred with respect to any of the trusts formed by the Company.

     The Company's cash flow is also adversely impacted by high delinquency rates in REMIC trusts. Generally, provisions in the pooling and servicing agreement have the effect of requiring the overcollateralization account, which is funded primarily by the excess spread on the loans held in the trust, to be increased up to about twice (two and one-half times in the case of the September 1996 REMIC trust) the level otherwise required when the delinquency rates exceed the specified limit. As of June 30, 1996, the Company was required to maintain an additional $16.5 million in overcollateralization accounts as a result of the level of its delinquency rates above that which would have been required to be maintained if the applicable delinquency rates had been below the specified limit. Of this amount, at June 30, 1996, $12.5 million remains to be added to the overcollateralization accounts from future spread income on the loans held by these trusts.


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
     Delinquency and loss rates also affect the assumptions used by the Company in computing excess servicing gain and could affect the Company's ability to effect securitizations in the capital markets.

RISKS OF CONTRACTED SERVICING

     The Company currently contracts with subservicers for the servicing of all loans it originates or purchases which are secured by properties located in states other than Arizona, California, Colorado, Nevada, Oregon, Utah and Washington. These subservicing arrangements accounted for approximately 27% of the Company's $1.25 billion servicing portfolio at June 30, 1996. The Company is subject to risks associated with inadequate or untimely service rendered by subservicers. Many of the Company's borrowers require notices and reminders to keep their loans current and to prevent delinquencies and foreclosures. Any failure by a subservicer to provide adequate or timely service could result in higher delinquency rates and foreclosure losses on the portfolio of loans. Although the Company intends to service all loans it originates or purchases commencing in calendar 1997 (regardless of the location of the mortgaged property) the Company does not currently intend to transfer the subservicing previously contracted and would be required to pay a termination fee if it were to decide to do so.

DEPENDENCE ON FUNDING SOURCES


     Dependence on Warehouse and Other Credit Facilities. The Company is dependent upon its access to warehouse and other credit facilities in order to fund new originations and purchases of mortgage loans pending securitization. At October 30, 1996 the Company had warehouse and other credit facilities and a written commitment for an additional warehouse facility with certain financial institutions with aggregate commitment of $425 million. The Company's warehouse and other credit facilities expire between December 6, 1996 and August 1999. In addition, the Company's growth strategies will require significant increases in the amount of the Company's warehouse and other credit facilities. The Company is currently negotiating with various investment banks to obtain additional warehouse facilities. There can be no assurance that the Company will be able to secure such financing on affordable terms, or at all. The Company expects to be able to maintain existing warehouse and other credit facilities (or to obtain replacement or additional financing) as current arrangements expire or become fully utilized; however, there can be no assurance that such financing will be obtainable on favorable terms. To the extent that the Company is unable to extend or replace existing facilities, and arrange new warehouse or other credit facilities, the Company may have to curtail loan origination and purchasing activities, which would have a material adverse effect on the Company's financial position and results of operations.


     Dependence on Securitization Program. The Company relies on its ability to securitize and sell its mortgage loans in the secondary market in order to generate cash proceeds for repayment of its warehouse facilities. Accordingly, adverse changes in the Company's securitization program or in the secondary mortgage market could impair the Company's ability to originate, purchase and sell mortgage loans on a favorable or timely basis. Any such impairment could have a material adverse effect upon the Company's financial position and results of operations. In addition, in order to gain access to the secondary market, the Company has relied upon monoline insurance companies to provide financial guarantee insurance on the senior interests in loans sold in the secondary market in order to obtain ratings for such interests. To date, the Company has not structured a pool of loans for securitization and sale in the secondary market based solely on the internal credit enhancements of the pool of loans or the Company's credit. Any substantial reduction in the size or availability of the secondary market for the Company's loans, or the unwillingness of the monoline insurance companies to provide financial guarantee insurance for the senior interests in loans sold in the secondary market, or other accounting, tax or regulatory changes adversely affecting the Company's securitization program, could have a material adverse effect on the Company's financial position and results of operations.

CAPITALIZED EXCESS SERVICING RECEIVABLE; MORTGAGE SERVICING RIGHTS

     The majority of the Company's revenue is recognized as excess servicing gain, which represents the present value of the excess servicing, less transaction expenses, on mortgage loans sold on a servicing retained basis by the Company. The Company recognizes excess servicing gain in the fiscal year in which such loans are sold, although cash (representing the excess servicing and normal servicing fees) is received by the Company over the life of the loans.


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
Concurrent with recognizing excess servicing gain, the Company records an excess servicing receivable as an asset on its consolidated balance sheet.

     The amount of the excess servicing receivable is computed using prepayment, loss and discount rate assumptions that the Company believes market participants would use for similar instruments at the time of sale. Because of changes in the markets in which the Company competes and the mix of loans included in any particular pool, the prepayment, default and interest rate assumptions applicable to the Company's pools may differ. Consequently, the performance of prior securitizations effected by the Company may not constitute an accurate predictor of future performance. In particular, the Company expects to realize a lower percentage of excess servicing gain on the sale of loans than was the case in prior securitizations completed by the Company as a result of changes in the composition of the Company's loan product mix and other factors. The Company is not aware of an active market for its excess servicing receivable. No assurance can be given that excess servicing receivable could in fact be sold or monetized at its stated value on the balance sheet, if at all.

     The Company's capitalized excess servicing receivable is amortized over the estimated remaining life of the underlying mortgage loans as an offset against the excess servicing component of servicing income actually received in connection with such loans. Although management of the Company believes that it has made reasonable estimates, on a pool-by-pool basis, of the excess servicing likely to be realized over the life of each pool, the rates of prepayment and loss assumptions utilized by the Company are estimated and actual experience may vary from these estimates. The Company reviews quarterly, on a pool-by-pool basis, its prepayment and loss assumptions in relation to then current pool performance and market conditions and, if necessary, would write down the remaining asset to the net present value of the revised estimated remaining future excess servicing receivable.

     An increase in losses from those initially assumed in valuing excess servicing could result in capitalized excess servicing amortization expense exceeding realized excess servicing, thereby adversely affecting the Company's servicing income and resulting in a reduction in cash flow and a charge to earnings in the period of adjustment. Likewise, if liquidations with respect to such mortgage loans were to occur sooner and/or with greater frequency than initially assumed, capitalized excess servicing amortization would occur more quickly than originally anticipated, which would have an adverse effect on servicing income in the period of such adjustment. The rates of foreclosures experienced by credit-impaired borrowers in certain economic conditions may exceed those experienced by other mortgage borrowers.

     In complying with SFAS 122, beginning in fiscal 1996, the Company records mortgage servicing rights as assets in the period of the Company's sale or securitization of the related mortgage loans, which include the Company's estimates of future servicing fees, prepayment fees and other ancillary income with respect to the underlying mortgage loan, whereas, under the prior standard, the Company recorded such amounts as received. This accounting method has resulted in and may, in future periods in which the Company originates or purchases mortgage loans the terms of which provide for significant prepayment penalties or other ancillary income, result in earlier recognition of excess servicing gain than did the Company's reporting under the prior standard. Furthermore, insofar as the Company's ability to originate or purchase mortgage loans with such terms may be adversely affected by federal or state regulations (see "--Government Regulation") or market conditions, the Company's revenue in future periods may be negatively affected. There can be no assurance as to the Company's ability in any future period to originate or purchase loans providing for the same prepayment penalties or other ancillary income to the servicer.

     In addition, SFAS 122 requires recognition of impairment of capitalized mortgage servicing rights, including the Company's excess servicing receivable, on a disaggregated basis in terms of differentiated groups of mortgage loans identified by the predominant risk characteristics of such mortgage loans (e.g. seasoning of the mortgage loans or whether the related interest rates are fixed or adjustable). Compliance with SFAS 122 may, depending on market conditions in future periods, require the Company to recognize greater levels of impairment (and corresponding write-downs of the Company's excess servicing receivable) than the Company might have recognized in its reporting under the prior standard.


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
RECENT ADDITION OF WHOLESALE CORRESPONDENT PROGRAM

     Until 1994, the Company originated substantially all of the loans it serviced and sold through its retail loan office network. In 1994, the Company commenced its wholesale correspondent program and in 1995 expanded it to include purchases of loans in bulk resulting in substantial growth in the number of loans purchased. The extent of credit or other problems associated with loans purchased pursuant to this recent expansion into a new channel of loan production will not become apparent until sometime in the future.

     The Company's significant growth and expansion have placed substantial new and increased pressures on the Company's personnel and systems. In order to support the growth of its business, the Company has added a significant number of new operating procedures, facilities and personnel. Although the Company believes the addition of new operating procedures and personnel will be sufficient to enable it to meet its growing operating needs, there can be no assurance that this will be the case. Failure by the Company to manage its growth effectively, or to sustain its historical levels of performance in credit analysis, property appraisal and transaction structuring with respect to the increased loan origination and purchase volume, could have a material adverse effect on the Company's results of operations and financial condition.

RECENT ACQUISITION OF ONE STOP

     On August 28, 1996, the Company acquired One Stop in a merger transaction. One Stop will be operated as a wholly-owned subsidiary of the Company. The Company acquired One Stop with the expectation that the acquisition will result in beneficial synergies for the combined business. The Company's ability to achieve these beneficial synergies will depend in part on whether the operations of One Stop can be integrated into the Company's in an efficient, effective and timely manner. Integral to this process is the integration of the two companies' management teams and operating procedures. There is no assurance that this integration will be accomplished smoothly or successfully, and the difficulties of such integration may be increased by the necessity of coordinating geographically separated organizations with different cultures. The integration of operations of One Stop's business will require the dedication of management resources, which may temporarily distract attention from the day-to-day business of each of the companies' businesses. The inability of management to integrate successfully the operations of One Stop's business in a timely manner may have an adverse effect on the business, results of operations and financial condition of the Company's business on a consolidated basis.

     One Stop commenced operations in October 1995. One Stop had net income of $547,000 for the period ended December 31, 1995 and a $1.8 million loss for the six months ended June 30, 1996. There can be no assurance that One Stop will achieve profitability or successfully implement its business strategy.

     Since commencement of operations in October 1995, One Stop's rate of growth in originating and purchasing loans has been significant. Further, One Stop has generally sold its loans on a whole-loan basis or retained them in its portfolio. The Company included in its September 1996 securitization and intends to continue to include One Stop's loans in the Company's future securitizations. In light of One Stop's growth and the expected changes in its operations, the historical financial performance of One Stop is of limited relevance in predicting future performance. Also, the loans originated and purchased by One Stop included in the Company's securitization in September 1996 have been outstanding for a relatively short period of time. Consequently, the delinquency and loss experience of One Stop's loans to date may not be indicative of that to be achieved in future periods, and One Stop may not be able to maintain delinquency and loan loss ratios at their present levels as One Stop's loan portfolio becomes more seasoned.

     Further, there can be no assurance that the present and potential brokers doing business with One Stop will continue their current utilization patterns without regard to the acquisition. Prior to its acquisition by the Company, a substantial portion of the loans originated or purchased by One Stop were "A-," "B," or "C" loans.

All loans originated by One Stop are underwritten in accordance with the Company's underwriting guidelines. Once approved, the loan is funded or purchased by One Stop directly. This change in underwriting guidelines could also have a negative impact on relations with One Stop's brokers. Any significant reduction in utilization patterns by brokers doing business with One Stop could have an adverse effect on the near-term business and results of operations of One Stop, and on the Company on a consolidated basis.

     The One Stop acquisition was accounted for on a pooling-of-interests basis. Under the pooling rules, the historical financial results of the Company will be restated to reflect the combination and the historical results of the Company will be restated to reflect the historical losses of One Stop. Further, under the pooling rules, the costs incurred by the Company and One Stop in consummating the acquisition will be expensed during the first quarter of fiscal 1997.

CONCENTRATION OF WHOLESALE CORRESPONDENT PROGRAM

     The Company has implemented a program for purchasing mortgage loans in bulk as well as on an ongoing or "flow" basis from mortgage bankers and financial institutions. This program accounted for 74% of all mortgage loans originated or purchased by the Company in fiscal 1996. Although the Company acquires mortgage loans from a variety of sources, a significant portion of the volume of mortgage loans acquired by the Company has been concentrated among a relatively small number of correspondents and bulk purchase transactions, with one such correspondent representing approximately 32% of total mortgage loans purchased in fiscal 1996. Any significant reduction in the amount of mortgage loans available for sale from this source or the failure to effect purchases or a delay of a significant number of such purchases beyond the end of a quarter, could have a material adverse impact on total loan purchases by the Company during a quarter with a consequent material adverse impact on the Company's revenue and results of operations.

COMPETITION

     As a marketer of home equity mortgage loans, the Company faces intense competition. Traditional competitors in the financial services business include other mortgage banking companies, commercial banks, credit unions, thrift institutions and finance companies. Many of these competitors in the financial services business are substantially larger and have more capital and other resources than the Company. Competition can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels and interest rates. In addition, the current level of gains realized by the Company and its competitors on the sale of their sub-prime mortgage loans is attracting additional competitors into this market with the possible effect of lowering gains that may be realized on the Company's future loan sales. Competition may be affected by fluctuations in interest rates and general economic conditions. During periods of rising rates, competitors which have locked in lower borrowing costs may have a competitive advantage. During periods of declining rates, competitors may solicit the Company's customers to refinance their loans. During economic slowdowns or recessions, credit-impaired borrowers may have new financial difficulties and may be receptive to offers by the Company's competitors.

     The Company's wholesale correspondent program depends largely on independent mortgage bankers and other financial institutions for the purchases of new loans. The Company's competitors also seek to establish relationships with the same mortgage bankers and other financial institutions. In addition, the Company expects the volume of loans purchased by the Company to increase and the relative proportion of purchased loans when compared with retail loans to expand. The Company's future results may become more exposed to fluctuations in the volume and cost of the Company's wholesale correspondent program resulting from competition from other purchasers of such loans, market conditions and other factors. In addition, a number of the Company's competitors have recently increased their access to the capital markets, which fosters their growth and therefore competition.

CONCENTRATION OF OPERATIONS IN CALIFORNIA

     At June 30, 1996, a significant majority of the loans serviced by the Company were secured by properties located in California. Because the Company's servicing portfolio is currently concentrated in California, the Company's financial position and results of operations have been and are expected to continue to be influenced by general trends in the California economy and its residential real estate market. The California economy has experienced a slowdown or recession over the last several years which has been accompanied by a sustained decline in the values of California real estate. Residential real estate market declines may adversely affect the values of the properties securing loans such that the principal balances of such loans, together with any primary financing on the mortgaged properties, will equal or exceed the value of the mortgaged properties. In addition, California historically has been vulnerable to certain natural disaster risks, such as earthquakes and erosion-caused mudslides, which are not typically covered by the standard hazard insurance policies maintained by borrowers. Uninsured disasters may adversely impact borrowers' ability to repay loans made by the Company and adversely impact the Company's results of operations.

TIMING OF LOAN SALES

     The Company endeavors to effect the securitization and sale of a loan pool each quarter. However, market and other considerations, including the conformity of loan pools to monoline insurance company and rating agency requirements, could affect the timing of such transactions. Any delay in the sale of a loan pool beyond a quarter-end would postpone the recognition of excess servicing gain related to such loans until their sale and would likely result in losses for such quarter being reported by the Company.

DEPENDENCE ON MANAGEMENT; EMPLOYMENT AGREEMENTS

     The Company's success will continue to depend to a significant extent on its executive officers and other key management, particularly its Chief Executive Officer, Gary K. Judis; its Chief Operating Officer, Cary H. Thompson; and its Executive Vice President and President of One Stop, Neil B. Kornswiet. The Company's Chief Executive Officer, Chief Operating Officer and the Chief Executive Officer of One Stop are each parties to employment agreements with the Company which provide for bonus payments based upon the net income or return on equity of the Company or One Stop, as applicable. In the case of the Chief Executive Officer of the Company, he is entitled to receive a base salary of $490,000 per annum and, for each quarter ended December 31, 1996, a bonus equal to 7.5% of the Company's pre-tax income (prior to his bonus and prior to certain other charges). Commencing in January 1997, the Chief Executive Officer of the Company will receive a base salary of $850,000 and a bonus measured by the Company's return on equity. The Company's Chief Operating Officer is entitled to a base salary of $500,000 per annum and a quarterly bonus measured by the Company's return on equity. The Chief Executive Officer of One Stop is entitled to a base salary of $750,000 per annum and a quarterly bonus equal to 7.5% of One Stop's pre-tax income. Other members of senior management are participants in a management bonus plan which awards bonuses measured by the Company's return on equity.

ECONOMIC CONDITIONS

     General. The risks associated with the Company's business become more acute in any economic slowdown or recession. Periods of economic slowdown or recession may be accompanied by decreased demand for consumer credit and declining real estate values. Any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings and increases the current combined loan-to-value ratios of loans previously made by the Company, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. Further, delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. Because of the Company's focus on credit-impaired borrowers, the actual rates of delinquencies, foreclosures and losses on such loans could be higher than those generally experienced in the mortgage lending industry. In addition, in an economic slowdown or recession, the Company's servicing costs may increase. Any sustained period of increased delinquencies, foreclosure, losses or increased costs could adversely affect the

Company's ability to securitize or sell loans in the secondary market and could increase the cost of securitizing and selling loans in the secondary market.

     The Company's principal market is credit-impaired borrowers who have significant equity in their homes and whose borrowing needs are not being met by traditional financial institutions. Loans made to such borrowers may entail a higher risk of delinquency and higher losses than loans made to more creditworthy borrowers. While the Company believes that the underwriting criteria and collection methods it employs enable it to reduce the higher risks inherent in loans made to credit-impaired borrowers, no assurance can be given that such criteria or methods will afford adequate protection against such risks. In the event that pools of loans sold and serviced by the Company experience higher delinquencies, foreclosures or losses than anticipated, the Company's financial condition or results of operations could be adversely affected.

     Interest rates. The Company's earnings may be directly affected by the level of and fluctuations in interest rates which affect the Company's ability to earn a spread between interest received on its loans and the costs of its liabilities. While the Company monitors the interest rate environment and employs a hedging strategy designed to mitigate the impact of changes in interest rates, there can be no assurance that the earnings of the Company would not be adversely affected during any period of unexpected changes in interest rates. During periods of increasing interest rates, the Company generally experiences market pressure to reduce its servicing spread or commissions on originations. A substantial and sustained increase in interest rates could adversely affect the ability of the Company to originate loans and could reduce the gains recognized by the Company upon their securitization and sale. A significant decline in interest rates could decrease the size of the Company's loan servicing portfolio by increasing the level of loan prepayments, thereby shortening the life and impairing the value of the excess servicing receivables and mortgage servicing rights. Fluctuating interest rates also may affect the net interest income earned by the Company resulting from the difference between the yield to the Company on mortgage loans held pending sale and the interest paid by the Company for funds borrowed under the Company's warehouse credit facilities or otherwise. In addition, inverse or flattened interest yield curves could have an adverse impact on the earnings of the Company because the loans pooled and sold by the Company have long-term rates while the senior interests in the related REMIC trusts are priced on the basis of intermediate rates.

     The Company introduced adjustable rate mortgages as a new product in January 1994. Adjustable rate loans account for a substantial portion of the mortgage loans originated or purchased by the Company. Substantially all such adjustable rate mortgages include a "teaser" rate, i.e., an initial interest rate significantly below the fully indexed interest rate at origination. Although these loans are underwritten at the fully indexed rate at origination, credit-impaired borrowers may encounter financial difficulties as a result of increases in the interest rate over the life of the loan.

CONTINGENT RISKS

     Although the Company sells substantially all the mortgage loans which it originates or purchases, the Company retains some degree of credit risk on substantially all loans sold. During the period of time that loans are held pending sale, the Company is subject to the various business risks associated with the lending business including the risk of borrower default, the risk of foreclosure and the risk that a rapid increase in interest rates would result in a decline in the value of loans to potential purchasers. The documents governing the Company's securitization program require the Company to establish deposit accounts or build overcollateralization levels through retention of excess servicing distributions in such accounts or application of excess servicing distributions to reduce the principal balances of the senior interests issued by the related REMIC trust, respectively. Such amounts serve as credit enhancement for the related REMIC trust and are therefore available to fund losses realized on loans held by such trust. The Company continues to be subject to the risks of default and foreclosure following securitization and the sale of loans to the extent of excess servicing distributions required to be retained or applied to reduce principal from time to time. Such amounts are determined by the monoline insurance company issuing the guarantee of the related interests in each REMIC trust and are a condition to obtaining the requisite rating thereon. In addition, documents governing the Company's securitization program require the Company to commit to repurchase or replace loans which do not conform to the representations and warranties made by the Company at the time of sale.

When borrowers are delinquent in making monthly payments on loans included in a REMIC trust, the Company is required to advance interest payments with respect to such delinquent loans to the extent that the Company deems such advances ultimately recoverable. These advances require funding from the Company's capital resources but have priority of repayment from collections or recoveries on the loans in the related pool in the succeeding month.

     In the ordinary course of its business, the Company is subject to claims made against it by borrowers and private investors arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of employees and officers of the Company (including its appraisers), incomplete documentation and failures by the Company to comply with various laws and regulations applicable to its business. The Company believes that liability with respect to any currently asserted claims or legal actions is not likely to be material to the Company's financial position or results of operations; however, any claims asserted in the future may result in legal expenses or liabilities which could have a material adverse effect on the Company's financial position and results of operations.

GOVERNMENT REGULATION

     Members of Congress and government officials have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of the Company's loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantages of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for loans of the kind offered by the Company.

     The operations of the Company are subject to regulation by federal, state and local government authorities, as well as to various laws and judicial and administrative decisions, that impose requirements and restrictions affecting, among other things, the Company's loan originations, credit activities, maximum interest rates, finance and other charges, disclosures to customers, the terms of secured transactions, collection, repossession and claims-handling procedures, multiple qualification and licensing requirements for doing business in various jurisdictions, and other trade practices. Although the Company believes that it is in compliance in all material respects with applicable local, state and federal laws, rules and regulations, there can be no assurance that more restrictive laws, rules or regulations will not be adopted in the future that could make compliance more difficult or expensive, restrict the Company's ability to originate, purchase or sell loans, further limit or restrict the amount of interest and other charges earned on loans originated or purchased by the Company, further limit or restrict the terms of loan agreements, or otherwise adversely affect the business or prospects of the Company.

     In October 1995, certain amendments to the Truth in Lending Act (the "TILA Amendments") went into effect. The TILA Amendments provide in general that lenders may not include prepayment fee clauses in loans regulated by those amendments ("Section 32 Loans") if the borrower has a debt-to-income ratio in excess of 50%. In addition, a lender that refinances a Section 32 Loan previously made by such lender will not be able to enforce any prepayment penalty clause contained in such refinanced loan. A majority of the loans originated or purchased by the Company prior to October 1995 would have been
Section 32 Loans if they had been originated after that date. The Company has modified its loan programs to significantly reduce the number of Section 32 Loans it originates and purchases.

                                USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Common Stock offered by the Selling Stockholders hereunder.

                          DESCRIPTION OF CAPITAL STOCK

         The total number of shares that the Company is authorized to issue is 51,000,000, consisting of 50,000,000 shares of Common Stock, par value $0.001 per share, and 1,000,000 shares of Preferred Stock, par value $0.001 per share. The following statements are brief summaries of certain provisions relating to the Company's capital stock.

COMMON STOCK

         The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by the stockholders. The holders of Common Stock are entitled to receive ratably dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled, subject to the rights of holders of Preferred Stock issued by the Company, if any, to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the Common Stock.

         The holders of Common Stock, as such, have no conversion, preemptive or other subscription rights and there are no redemption provisions applicable to the Common Stock. All the outstanding shares of Common Stock are, and the shares of Common Stock to be issued on conversion of the Debentures offered hereby will be, validly issued, fully paid and nonassessable.

         The Company distributes periodic reports and other information, including notices of annual meetings and special meetings of the stockholders of the Company, to recordholders of Common Stock to the addresses indicated on the Company's stock records.

PREFERRED STOCK

         The Board of Directors has the authority to issue the authorized and unissued Preferred Stock in one series with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which adversely affect the voting power or other rights of the holders of the Common Stock. In the event of issuance, the Preferred Stock could be utilized under certain circumstances as a way of discouraging, delaying or preventing an acquisition or change in control of the Company.
The Company does not currently intend to issue any shares of its Preferred
Stock.

ANTI-TAKEOVER PROVISIONS

         The Company's Certificate of Incorporation and Bylaws include a number of provisions which may have the effect of discouraging persons from pursuing non-negotiated takeover attempts. These provisions include a classified Board of Directors, the inability of stockholders to take action by written consent without a meeting, the inability of stockholders to call for a special meeting of stockholders under certain circumstances without the approval of the Board and the inability of stockholders to remove directors without cause.

         The Company's employment arrangements with its Chief Executive Officer, Chief Operating Officer, Executive Vice President and President of One Stop, and certain other senior executives provide for the payment of multiple years of compensation and acceleration of stock options in the event of certain changes in control.

         Each share of the Company's outstanding Common Stock also evidences one stock purchase right (a "Right") pursuant to the terms and conditions of a Stockholders' Rights Plan adopted by the Company in June 1996 (the "Rights Plan"). In general, the Rights will not be exercisable, or transferable, apart from the Common Stock, until the tenth day after a person or group (other than an "Exempt Person" as defined in the Rights Plan) either: (i) acquires beneficial ownership of 15% or more of the outstanding Common Stock; or (ii) commences a tender offer or an exchange offer, to acquire beneficial ownership of 15% or more of the outstanding Common Stock; or (iii) who previously acquired 15% or more of the Common Stock in a transaction approved by the Board of Directors increases its ownership of Common Stock by more than 1%; or (iv) files a registration statement with the SEC with respect to an exchange offer to acquire 15% or more of the Common Stock; or (v) who beneficially owns 10% or more of the outstanding Common Stock is declared an "Adverse Person" by the Board of Directors

         Following an event described above, each Right will be converted into a right to purchase from the Company, for the Exercise price, that number of one one-hundredth (1/100th) of a share of Preferred Stock (or, in certain circumstances, Common Stock, cash, property, or other securities of the Company) having a market value of twice the Exercise Price. Further, if after the Rights become exercisable, the Company or a majority of its assets or earning power is acquired by merger, consolidation, transfer, sale or otherwise, each Right will be converted into the right to purchase that number of shares of common stock of the surviving entity or (in certain circumstances) its parent corporation, having a market value of twice the Exercise Price. In general, no Adverse Person, nor the person or group whose purchase transaction or tender or exchange offer triggers the exercisability of the Rights, nor any of that person's or group's transferees, may exercise Rights held by them.

         Each Right, at the option of the holder of the Right, also may be exercised without the payment of cash. In such case, the Right's holder will receive securities having a value equal to the difference between the value of the securities that would have been issuable upon payment of the exercise price and the exercise price.

         At any time prior to the tenth day following an event described in (i) through (v), above, the Board of Directors may redeem all outstanding Rights at a price of $0.001 per Right, and may amend the Rights Agreement and the Rights in any and all respects. The Rights will expire at the earliest date of their redemption or June 20, 2006.

SECTION 203 OF THE DELAWARE LAW

         The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law the ("DGCL"). Section 203 of the DGCL prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock or an affiliate of such person) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203 of the DGCL, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or became an interested stockholder with the approval of a majority of the corporation's directors. The provisions of Section 203 of the DGCL requiring a supermajority vote of disinterested shares to approve certain corporate transactions could enable a minority of the Company's stockholders to exercise veto power over such transactions.

TRANSFER AGENT

         The Company's transfer agent and registrar for its Common Stock is Wells Fargo Bank, N.A.

                              SELLING STOCKHOLDERS


         All shares of the Common Stock offered hereby are owned by the Selling Stockholders, who acquired such shares in connection with the merger of a wholly owned subsidiary of the Company with and into One Stop. Effective as of September 3, 1996, Neil B. Kornswiet, one of the Selling Stockholders, was appointed to the Board of Directors of the Company and was engaged to serve as an Executive Vice President of the Company. Mr. Kornswiet also serves as the Chairman and President of One Stop. Lehman Commercial Paper Inc. ("LCPI"), one of the Selling Stockholders, acquired shares in the merger upon the surrender of a warrant for an equity interest in One Stop, which warrant was granted by One Stop to LCPI in connection with LCPI providing certain credit facilities to One Stop. At October 30, 1996, Neil B. Kornswiet and Debra Kornswiet owned
1,647,940 shares of the Company's Common Stock (1) and LCPI owned 675,000 shares of the Company's Common Stock (2).

                                                                     Number of Shares of      Percentage of Outstanding
                                            Number of Shares         Common Stock to be           Common Stock Held
                                             of Common Stock        Held After Completion          After Completion
             Name                           That May Be Sold              of Offering                of Offering
-------------------------------            -------------------      ----------------------     -------------------------
Neil B. Kornswiet and                           576,779                   1,071,161                      5.9%
Debra K. Kornswiet
200 Baker Street
Costa Mesa, CA  92626

Lehman Commercial Paper                         236,250                     438,750                      2.4%
  Inc.
3 World Financial Center
New York, NY  10285

-----------------

(1) Includes 77,062 shares of the Common Stock which have been deposited into an escrow account from which they will not be released to the Selling Stockholder until August 28, 1997.

(2) Includes 25,688 shares of the Common Stock which have been deposited into an escrow account from which they will not be released to the Selling Stockholder until August 28, 1997. The Company has assumed certain registration and piggy-back registration rights relating to the 675,000 shares of the Company's Common Stock held by LCPI, which rights were originally granted to LCPI pursuant to the above referenced Warrant. Lehman Brothers Capital Partners III, L.P., owns a 50% participation interest in the shares held by LCPI.

         Additional information concerning the Selling Stockholders may be set forth in Prospectus Supplements from time to time.

         Other than as described above, none of the Selling Stockholders has had any material relationship with the Company within the past three years. Additionally, Lehman Brothers, an affiliate of LCPI, has provided investment banking services to the Company from time to time and may provide such services to the Company in the future.

         Because the Selling Stockholders may offer all or only some of the Common Stock that they now hold in the offering contemplated by this Prospectus and because there are presently no agreements, arrangements or understandings concerning the sale of any of the Common Stock issuable, no estimate can be given about the number of shares of the Common Stock that will be held by the Selling Stockholders after completion of this offering. See "Plan of Distribution" herein.

                              PLAN OF DISTRIBUTION

         The Company will not receive any of the proceeds from this offering. The Selling Stockholders or pledgees, donees, transferees or other successors in interest may sell all or a portion of the shares of the Common Stock from time to time directly to purchasers or through agents, dealers (who may act as principals for their own account) or underwriters on terms to be determined at the times of such sales. Any agent, dealer or underwriter through whom shares of the Common Stock are sold may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Stockholders and/or the purchasers or pledgees, donees, transferees or other successors in interest of the shares of the Common Stock for whom they act as agent. To the extent required, the number of shares of the Common Stock to be sold, the offering price thereof, the name of each Selling Stockholder and each agent, dealer and underwriter, if any, and any applicable discounts or commissions concerning a particular offering will be set forth in an accompanying Prospectus Supplement. The aggregate proceeds to the Selling Stockholders from the shares of the Common Stock offered by the Selling Stockholders hereby will be the offering price of such shares of the Common Stock less applicable commissions or discounts.


         In connection with the distribution of the shares of the Common Stock offered hereby, the Selling Stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of shares of the Common Stock in the course of hedging the positions only assume with LCPI. LCPI also may sell shares of the Common Stock short and redeliver the shares of the Common Stock offered hereby to close out the short positions. The Selling Stockholders also may enter into options or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares of the Common Stock offered hereby, which the broker-dealers may resell or otherwise transfer pursuant to this Prospectus. The Selling Stockholders also may loan or pledge the shares of the Common Stock offered hereby to a broker-dealer and the broker-dealer may sell such shares so loaned or upon a default the broker-dealer may effect sales of the pledged shares pursuant to this Prospectus.


         There is no assurance that the Selling Stockholders will sell any of the shares of the Common Stock offered hereby.

         In order to comply with the securities laws of certain States or other jurisdictions, if applicable, the shares of the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain States or other jurisdictions the shares of the Common Stock may not be sold unless they have been registered or qualified for sale under the securities laws of such jurisdictions or an exemption from the registration and qualification requirements of such laws is available and the conditions of such exemption are satisfied.

         The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the shares of the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, in which case any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the shares of the Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares of the Common Stock offered hereby may not simultaneously engage in market making activities for the Common Stock for a period of two business days prior to the commencement of such distribution. In addition, each Selling Stockholder and any other person who participates in a distribution of the shares of the Common Stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Rules 10b-2, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of shares of the Common Stock by the Selling Stockholders. The applicable provisions of the Exchange Act and the rules and regulations thereunder may effect the marketability of the shares of the Common Stock and the ability of any person to engage in market making activities for the shares of the Common Stock.

         Pursuant to an agreement with the Selling Stockholders, the Company will pay all expenses incident to the preparation and filing of the Registration Statement. Pursuant to the same agreement, the Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

         The validity of the Common Stock offered hereby will be passed upon for the Company by Barbara S. Polsky, Esq., Senior Vice President and General Counsel of the Registrant.

                                     EXPERTS

         The audited consolidated financial statements of the Company incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1996, and the audited supplementary consolidated financial statements of the Company incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K/A dated September 16, 1996, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The audited financial statements of One Stop Mortgage, Inc. incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K dated September 12, 1996, have been so incorporated in reliance on the report of KPMG Peat Marwick LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, OR ANY PROSPECTUS SUPPLEMENT, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                TABLE OF CONTENTS

Available Information.....................................................   2
Incorporation of Certain Documents by Reference...........................   2
The Company...............................................................   3
Risk Factors..............................................................   4
Use of Proceeds...........................................................  13
Description of Capital Stock..............................................  13
Selling Stockholders......................................................  15
Plan of Distribution......................................................  15
Legal Matters.............................................................  17
Experts...................................................................  17

                                  ------------


                           AAMES FINANCIAL CORPORATION

                         813,029 SHARES OF COMMON STOCK

                                  ------------

                                   PROSPECTUS

                                  ------------

PART II.                   INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The estimated expenses in connection with the offering are as follows:

                                                                                               Amount
                                                                                          ----------------
Registration Fee Under Securities Act of 1933.......................................      $   13,089.00
NASD Filing Fee.....................................................................      $       *
Blue Sky Fees and Expenses..........................................................      $       *
Printing and Engraving Certificates.................................................      $       *
Legal Fees and Expenses.............................................................      $    3,000.00
Accounting Fees and Expense.........................................................      $       *
Registrar and Transfer Agent Fees...................................................      $       *
Miscellaneous Expenses..............................................................      $    3,911.00
         TOTAL......................................................................      $   20,000.00
                                                                                          ================

-----------------

* Not applicable or none.

ITEM 15.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company has adopted provisions in its Certificate of Incorporation which limit the liability of directors. As permitted by applicable provisions of the Delaware General Corporation law (the "Delaware Law"), directors will not be liable to the Company for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. Such limitation does not affect liability for any breach of a director's duty to the Company or its stockholders (i) with respect to approval by the director of any transaction from which he derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that he believes to be contrary to the best interests of the Company or its stockholders, that involve intentional misconduct or knowing and culpable violation of law, that constitute an unexcused pattern of inattention that amounts to an abdication of his duty to the Company or its stockholders, or that show a reckless disregard for his duty to the Company or its stockholders in circumstances in which he was or should have been aware, in the ordinary course of performing his duties, of a risk of serious injury to the Company or its stockholders, or (iii) based on transactions between the Company and its directors or other corporations with interrelated directors or on improper distributions, loans or guarantees under applicable sections of the Delaware Law. Such limitation of liability also does not affect the availability of equitable remedies such as injunctive relief or rescission.

         The Company's Bylaws provide that the Company must indemnify its directors and officers to the full extent permitted by the Delaware Law, including circumstances in which indemnification is otherwise discretionary under the Delaware Law, and the Company has entered into indemnification agreements (the "Indemnification Agreements") with its directors providing such indemnity. The Indemnification Agreements constitute binding agreements between the Company and each of the other parties thereto, thus preventing the Company from modifying its indemnification policy in a way that is adverse to any person who is a party to an Indemnification Agreement.

ITEM 16.          EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         See the Exhibit Index of this Registration Statement.

ITEM 17.          UNDERTAKINGS.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         (2) That, for the purpose of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles, State of California, on October 30, 1996.


                                   AAMES FINANCIAL CORPORATION
                                   (Registrant)

                                   By:    /s/ Gary K. Judis
                                      -------------------------------
                                          Gary K. Judis
                                          Chairman of the Board and
                                          Chief Executive Officer




          Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


          Signature                                                 Title
          Date
/s/ Gary K. Judis                                 Chairman, Chief Executive Officer,             October 30, 1996
---------------------------------------           President
Gary K. Judis


*                                                 Chief Operating Officer, Director              October 30, 1996
---------------------------------------
Cary H. Thompson

*                                                 Executive Vice President - Finance,            October 30, 1996
---------------------------------------           Chief Financial Officer, Director
Gregory J. Witherspoon


*                                                 Executive Vice President - Administration,     October 30, 1996
---------------------------------------           Secretary, Director
Bobbie J. Burroughs

*                                                 Director                                       October 30, 1996
---------------------------------------
Neil B. Kornswiet

       *                                          Senior Vice President - Finance,               October 30, 1996
---------------------------------------           Principal Accounting Officer
Mark E. Elbaum

       *                                          Director                                       October 30, 1996
---------------------------------------
Joseph R. Cerrell

       *                                          Director                                       October 30, 1996
---------------------------------------
Dennis F. Holt

       *                                          Director                                       October 30, 1996
---------------------------------------
Melvyn Kinder

* /s/ Gary K. Judis
---------------------------------------
      Gary K. Judis
      Attorney-In-Fact


                                  EXHIBIT INDEX


No.                              Item                                                                       Page
---                              ----                                                                       ----
4.3        Form of Specimen Common Stock Certificate.(1)
5.1        Opinion of Barbara S. Polsky, Esq., Senior Vice President, General Counsel
              of the Registrant(2)
23.1       Consent of Price Waterhouse LLP.
23.2       Consent of KPMG Peat Marwick LLP.
23.3       Consent of Barbara S. Polsky, Esq., Senior Vice President, General Counsel
              of the Registrant (included in Exhibit 5.1).(2)


-----------------------------

1. Incorporated by reference from Registrant's Report on Form 10-K filed with the Commission on September 16, 1996.

2.         Previously filed.